Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

(1) PROPOSED CHANGE IN

SHAREHOLDER REPRESENTATIVE SUPERVISOR

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND

(3) NOTICE OF 2018 ANNUAL GENERAL MEETING

A notice dated 26 April 2019 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 13 June 2019, at 9:30 a.m. is set out on pages 5 to 8 of this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The proxy forms should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before 24 May 2019.

26 April 2019

LETTER FROM THE bOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

board of Directors:	Registered office:
Executive Directors	No.1052 Heping Road
Wu Yong	Shenzhen, Guangdong Province
Hu Lingling	The People’s Republic of China
Luo Qing	Postal Code: 518010

Non-executive Directors	Principal Place of business in Hong Kong:
Guo Ji’an	No.112, Floor M
Yu Zhiming	Hung Hom Station, Kowloon
Chen Xiaomei	Hong Kong

Independent Non-executive Directors
Chen Song Jia Jianmin
Wang Yunting

26 April 2019

To the Shareholders

Dear Sir and Madam,

(1) PROPOSED CHANGE IN

SHAREHOLDER REPRESENTATIVE SUPERVISOR

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND

(3) NOTICE OF 2018 ANNUAL GENERAL MEETING

A.	INTRODUCTION

The purpose of this circular is to provide you with (i) information reasonably necessary to enable you to make a decision on whether to vote for, against or abstain the ordinary resolutions and the special resolution to be proposed at the annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others, the proposed change in shareholder representative supervisor of the Company, and the proposed amendments to the articles of association of the Company (the “Articles of Association”); and (ii) the notice of the AGM.

LETTER FROM THE bOARD

B.	PROPOSED CHANGE IN SHAREHOLDER REPRESENTATIVE SUPERVISOR

The Company received notices from China Railway Guangzhou Group Co., Ltd. (formerly known as Guangzhou Railway (Group) Company) (“GRGC”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company as at the date of this circular, that it intended to elect Mr. Xiang Lihua as a shareholder representative supervisor of the eighth session of the supervisory committee of the Company (the “Supervisory Committee”) due to termination of the engagement of Mr. Shen Jiancong with the Company for other work commitments.

Biography of the Proposed Shareholder Representative Supervisor

Xiang Lihua, male, aged 46, holds a college academic qualification and is a political officer. Mr. Xiang began his career in August 1991, joined the Communist Party in June 1998, and previously served as secretary of board and head of the general department of Guangzhou-Zhuhai Railway Company Limited, vice-director of the general office of Guangzhou Railway (Group) Company, deputy secretary of the party committee and secretary of committee of the Company’s Guangzhou electrical section, as well as the head of propaganda department of Guangzhou Railway (Group) Company. Since September 2018, he has been head of department of human resources of GRGC.

Save as disclosed above, as at the date of this circular, Mr. Xiang Lihua (i) has not held any directorship in any listed public companies in the three years prior to the date of this circular, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has no other major appointment or professional qualification; (iii) has no interest, and is not deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong); or (iv) has no relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company (as such terms are defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).

The terms of office of Mr. Xiang Lihua shall be the remaining terms of the eighth session of the Supervisory Committee. In line with the Company’s remuneration and allowance package for the eighth session of the Supervisory Committee, Mr. Xiang Lihua will not be entitled to any remuneration or allowance from the Company in relation to his service as shareholder representative supervisor of the Company. Save as disclosed above, there are no other matters concerning the election of Mr. Xiang Lihua that need to be brought to the attention to the shareholders of the Company nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

LETTER FROM THE bOARD

C.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In view of the changes made to the policy of Party construction since the 19th National Congress, and the amendments to domestic and overseas regulatory requirements in recent years, as well as the recent reform and development of the industry, and having considered the actual circumstances of the Company, the Company proposed to make certain amendments to the Articles of Association, the details which are set out on pages 9 to 38 in the Appendix I to this circular.

The proposed amendments to the Articles of Association is subject to the approval of the shareholders by way of special resolution at the AGM.

D.	PROPOSED AMENDMENTS TO THE RULES FOR THE IMPLEMENTATION OF CUMULATIVE VOTING

In accordance with the requirements of relevant regulatory bodies, and having considered the actual circumstances of the Company, the Company proposed to make certain amendments to the cumulative voting system in respect of the voting of its directors and shareholder representative supervisors (the “Rules for the Implementation of Cumulative Voting”), the details which are set out on pages 39 to 44 in the Appendix II to this circular.

The proposed amendments to the Rules for the Implementation of Cumulative Voting is subject to the approval of the shareholders by way of ordinary resolution at the AGM.

E.	ANNUAL GENERAL MEETING

For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 14 May 2019 to Thursday, 13 June 2019 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 13 May 2019.

LETTER FROM THE bOARD

Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 13 May 2019 or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

A notice convening the AGM is set out on pages 5 to 8 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before Friday, 24 May 2019. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited Wu Yong
Chairman

NOTICE OF 2018 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2018 ANNUAL GENERAL MEETING

NOTICE IS HEREbY GIVEN THAT the 2018 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 13 June 2019, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) of any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors (the “Directors” or each a “Director”) of the Company (the “board”) for 2018 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2018 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2018 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2018 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2019 be and is hereby reviewed and approved;

6.

THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors to the Company for 2019 and authorization of the Board and the audit committee to determine their remunerations be and is hereby reviewed and approved;

NOTICE OF 2018 ANNUAL GENERAL MEETING

7.	THAT the proposed amendments to the Rules for the Implementation of Cumulative Voting of the Company be and is hereby reviewed and approved;

8.	THAT the appointment of Mr. Xiang Lihua as a shareholder representative supervisor of the Company be and is hereby reviewed and approved; and

SPECIAL RESOLUTION

9.	THAT the proposed amendments to the Articles of Association of Guangshen Railway Company Limited be and are hereby reviewed and approved.

Notes:

(1)

For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 14 May 2019 to Thursday, 13 June 2019 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 13 May 2019. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. Monday, 13 May 2019, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.

(2)

The Board has proposed the payment of a final dividend for the year ended 31 December 2018 of RMB0.06 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, shareholders whose names appear on the registers of members of the Company on Wednesday, 26 June 2019 will be entitled to receive it.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises（《關於中國居民企業向境外H 股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》） (Guo Shui Han [2008] No.897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2018 payable to the non-resident enterprise shareholders whose names appear on the registers of members of the Company’s H shares on Wednesday, 26 June 2019 is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No.045 （《關於國稅發【1993】 045 號文件廢止後有關個人所得稅徵管問題的通知》）(Guo Shui Han [2011] No.348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the non-resident individuals in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2018 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on Wednesday, 26 June 2019, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the relevant supporting information shall be submitted to the Company within 5 day from Wednesday, 26 June 2019, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

NOTICE OF 2018 ANNUAL GENERAL MEETING

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai- Hong Kong Stock Connect (Finance Tax [2014] No. 81) （《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通 知（財 稅【2014】81 號 ）》） jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H-Shares of the Company acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

Pursuant to the Circular on Tax Policies Concerning the Pilot Programme of the Shenzhen and Hong Kong Stock Connect (Cai Shui [2016] No.  127)（《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅【 2016】127 號） jointly issued by the Ministry of Finance, the State Administration of Taxation and China Securities Regulatory Commission, for dividends received by domestic individual investor from investing in the Company’s H shares listed on the Hong Kong Stock Exchange through Shenzhen-Hong Kong Stock Connect, the Company is obliged to withhold personal income tax on behalf of domestic individual investor at a tax rate of 20% when the Company shall apply to China Securities Depository and Clearing Corporation Limited (“CSDCC”) for the registrar of domestic individual investors. The Company will not withhold the income tax on dividend for the domestic enterprise investors, and the tax payable shall be declared and paid by the domestic enterprise investors.

The registers of members of the Company will be closed from Friday, 21 June 2019 to Wednesday, 26 June 2019 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the 2018 final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 20 June 2019.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(5)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a Director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6)

Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 24 May 2019.

NOTICE OF 2018 ANNUAL GENERAL MEETING

(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

(8)

As at the date hereof, the Board comprises three executive Directors, namely Wu Yong, Hu Lingling and Luo Qing; three non-executive Directors, namely Guo Ji’an, Yu Zhiming and Chen Xiaomei; and three independent non-executive Directors, namely Chen Song, Jia Jianmin and Wang Yunting.

By Order of the Board
Guangshen Railway Company Limited Guo Xiangdong
Company Secretary

Shenzhen, the PRC

26 April 2019

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 1

The Company is a joint stock limited company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares” (the “Special Regulations”) and other relevant laws and administrative regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1995] No.151 of the Peoples’ Republic of China’s State Commission for Restructuring the Economic System. The Company is registered with and has obtained a business licence from the Administration Bureau of Industry and Commerce of Shenzhen, Guangdong Province, the PRC on the sixth (6) day of March 1996. The number of the Company’s business licence is 4403011022106. The promoter of the Company is Guangzhou Railway (Group) Company.

The Company is a joint stock limited company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares” (the “Special Regulations”) and other relevant laws and administrative regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1995] No.151 of the Peoples’ Republic of China’s State Commission for Restructuring the Economic System. The Company is registered with and has obtained a business licence from the Administration Bureau of Industry and Commerce of Shenzhen, Guangdong Province, the PRC on the sixth (6) day of March 1996. The number of the Company’s business licence is 4403011022106. The promoter of the Company is Guangzhou Railway (Group) Company (now renamed as China Railway Guangzhou Group Co., Ltd., hereinafter referred to as the “Promoter”).

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 6	In accordance with the Company Law, the Constitution of Communist Party of China, the Special Regulations, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”), the Guidelines for Articles of Association of Listed Companies (the “Guidelines on Articles of Association”), other relevant laws, administrative regulations and regulatory documents of the State, the articles of association adopted on 22 January 1996 and the amended articles of association approved at the respective shareholders’ general meetings held on 14 March 1996, 24 June 1997, 8 February 2001, 28 June 2002, 10 June 2004, 30 December 2004, 12 May 2005, 11 May 2006, 28 June 2007 and 26 June 2008, 25 June 2009, 27 September 2012, 28 May 2015 and 26 May 2016 (referred to as the “Original Articles of Association”), the Company formulates these articles of association of the Company 15 June 2017 (hereinafter referred to as these “Articles of Association of the Company” or “Articles of Association”) for the purpose of standardizing the organization and behaviour of the Company, protecting the legitimate interests of the Company and its Shareholders and enhancing the Communist Party’s guidance on the Company.	In accordance with the Company Law, the Constitution of Communist Party of China, the Special Regulations, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”), the Guidelines for Articles of Association of Listed Companies (the “Guidelines on Articles of Association”), other relevant laws, administrative regulations and regulatory documents of the State, the articles of association adopted on 22 January 1996 and the amended articles of association approved at the respective shareholders’ general meetings held on 14 March 1996, 24 June 1997, 8 February 2001, 28 June 2002, 10 June 2004, 30 December 2004, 12 May 2005, 11 May 2006, 28 June 2007 and 26 June 2008, 25 June 2009, 27 September 2012, 28 May 2015 and 26 May 2016 (referred to as the “Original Articles of Association”), the Company formulates these articles of association of the Company 15 June 2017 (hereinafter referred to as these “Articles of Association of the Company” or “Articles of Association”) for the purpose of standardizing the organization and behaviour of the Company, protecting the legitimate interests of the Company and its Shareholders and enhancing the Communist Party’s comprehensive guidance on the Company.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 13

Scope of business of the Company shall be subject to the items approved by the company registration authority.

The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, locomotive maintenance (including repair and additional modification of wagon factory and division), the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, survey, design, construction and maintenance of construction on railways or surrounding areas, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).

Scope of business of the Company shall be subject to the items approved by the company registration authority.

The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, locomotive maintenance (including repair and additional modification of wagon factory and division), treatment of waste and worn-out material, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, survey, design, construction and maintenance of construction on railways or surrounding areas, the leasing of properties owned by the Company, tourism, lifestyle services, parking lot (warehouse) operation and management, electricity supply, tap water production and supply, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 20	With the approval of the government approval department of the Company authorized by the State Council, the Company issued 2,904,250,000 shares to Guangzhou Railway (Group) Company (the “Promoter”) at the time of its establishment.	With the approval of the government approval department of the Company authorized by the State Council, the Company issued 2,904,250,000 shares to the Promoter at the time of its establishment.

ARTICLE 21	The Company made its first increase of capital after its incorporation by issuing ordinary shares, namely a total of 1,431,300,000 H shares (including those by the exercise of over-allotment options).	The Company made its first increase of capital after its incorporation by issuing ordinary shares, namely a total of 1,431,300,000 H shares (including those by the exercise of over-allotment options).

	Subsequent to the increase of capital by issuing shares as referred to in the preceding paragraph, the share capital structure of the Company is: 4,335,550,000 ordinary shares, of which 2,904,250,000 shares are held by the Promoter, representing 66.99 per cent of the total number of ordinary shares, and 1,431,300,000 shares are held by holders of H Shares, representing 33.01 per cent of the total number of ordinary shares.	Subsequent to the increase of capital by issuing shares as referred to in the preceding paragraph, the share capital structure of the Company is: 4,335,550,000 ordinary shares, of which 2,904,250,000 shares are held by the Promoter, representing 66.99 per cent of the total number of ordinary shares, and 1,431,300,000 shares are held by holders of H Shares, representing 33.01 per cent of the total number of ordinary shares.

	As approved by the by China Securities Regulatory Commission on 6 December 2006, the Company made its initial public offering of 2,747,987,000 Renminbi-denominated ordinary shares in the PRC on 13 December 2006 and such shares were listed on the Shanghai Stock Exchange on 22 December 2006.	As approved by the by China Securities Regulatory Commission on 6 December 2006, the Company made its initial public offering of 2,747,987,000 Renminbi-denominated ordinary shares in the PRC on 13 December 2006 and such shares were listed on the Shanghai Stock Exchange on 22 December 2006.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

Subsequent to the increase of capital by issuing shares to the public in the PRC as referred to in the preceding paragraph, the share capital structure of the Company is: 7,083,537,000 ordinary shares, of which 2,904,250,000 shares are held by the Promoter, 2,747,987,000 shares are held by public shareholders in the PRC and 1,431,300,000 shares are held by holders of H Shares, representing 41.0 per cent, 38.8 per cent and 20.2 per cent of the total number of ordinary shares, respectively.

Subsequent to the increase of capital by issuing shares to the public in the PRC as referred to in the preceding paragraph, the share capital structure of the Company is:7,083,537,000 ordinary shares, of which 2,904,250,000 shares are held by the Promoter, 2,747,987,000 shares are held by public shareholders in the PRC and 1,431,300,000 shares are held by holders of H Shares, representing 41.0 per cent, 38.8 per cent and 20.2 per cent of the total number of ordinary shares, respectively.

After the implementation of transfer of state-owned shares in the domestic securities market in accordance with the decision of the State Council in June 2009, the share capital structure of the company is: 7,083,537,000 ordinary shares, among which, the Promoter holds 2,629,451,300 shares, accounting for 37.1% of the total ordinary shares, the domestic public shareholders hold 3,022,785,700 shares, accounting for 42.7% of the total ordinary shares, and H-share shareholders hold 1,431,300,000 shares, accounting for 20.2% of the total ordinary shares.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 60	The shareholders’ general meeting shall exercise the following functions and powers:	The shareholders’ general meeting shall exercise the following functions and powers:

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors (other than those who are staff representatives) and decide on matters relating to the remuneration of the relevant directors;

(3)   to elect and replace the supervisors (other than those who are staff representatives) and decide on matters relating to the remuneration of supervisors;

(4)   to examine and approve reports of the board of directors;

(5)   to examine and approve reports of the supervisory committee;

(6)   to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)   to resolve on increases or reductions in the Company’s registered capital;

(9)   to resolve on matters such as merger, division, dissolution and liquidation or change in the form of the Company;

(10)  to resolve on the issue of debentures by the Company;

(11)  to resolve on the appointment, dismissal or termination of engagement of the accounting firm of the Company;

(12)  to amend these Articles of Association;

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors (other than those who are staff representatives) and decide on matters relating to the remuneration of the relevant directors;

(3)   to elect and replace the supervisors (other than those who are staff representatives) and decide on matters relating to the remuneration of supervisors;

(4)   to examine and approve reports of the board of directors;

(5)   to examine and approve reports of the supervisory committee;

(6)   to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)   to resolve on increases or reductions in the Company’s registered capital;

(9)   to resolve on matters such as merger, division, dissolution and liquidation or change in the form of the Company;

(10)  to resolve on the issue of debentures by the Company;

(11)  to resolve on the appointment, dismissal or termination of engagement of the accounting firm of the Company;

(12)  to amend these Articles of Association;

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

(13)  to examine motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

(14)  to examine and approve the proposals for the establishment of strategy, audit, nomination, remuneration, appraisal, examination and other special committees of the board of directors of the Company;

(15)  to resolve on other matters which require resolutions of the shareholders’ general meetings according to relevant laws, administrative regulations and provisions of these Articles of Association;

(16)  to decide on matters which the board of directors may be authorized or delegated to deal with by the shareholders’ general meetings.

(13)  to examine motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

(14)  to examine and approve the proposals for the establishment of strategy, audit, nomination, remuneration, appraisal, examination and other special committees of the board of directors of the Company;

(15)  to resolve on other matters which require resolutions of the shareholders’ general meetings according to relevant laws, administrative regulations and provisions of these Articles of Association;

(16)  in order to improve work efficiency, resolutions may be passed at the shareholders’ general meeting to authorize the board of directors, and the scope of authorization shall be specific and clear. However, the functions and powers that are stipulated by law to be exercised at shareholders’ general meetings shall not be delegated to the board of directors.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 63	A shareholders’ general meeting shall be convened by a written notice served by way of announcement or other means specified under these Articles of Association (if necessary) at least forty-five (45) days before the date of the meeting to notify all shareholders whose names are shown on the register of members of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the shareholders’ general meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.	A shareholders’ general meeting shall be convened by a written notice served by way of announcement or other means specified under these Articles of Association (if necessary) at least forty-five (45) days before the date of the meeting to notify all shareholders whose names are shown on the register of members of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the shareholders’ general meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

	In order to assure the legality and validity of the shareholders’ general meeting, the Company will provide convenience for shareholders to attend shareholders’ general meetings through various means and approaches and will provide priority to modern information technology methods such as online voting platform.	A meeting place shall be set up for the shareholders’ general meeting, which shall be held by way of a combination of on-site meeting voting and online voting. The time and place of on-site meeting shall be convenient for shareholders to attend.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 64	Shareholders individually or collectively holding more than three per cent of the Company’s shares, are entitled to present a new proposal in written form to the board of directors at an annual general meeting. The Company shall include the matters in the proposal within the functions and powers of a shareholders’ general meeting in the agenda of the meeting.	Shareholders individually or collectively holding more than three per cent of the Company’s shares, are entitled to present a new proposal in written form to the board of directors at an annual general meeting. The Company shall include the matters in the proposal within the functions and powers of a shareholders’ general meeting in the agenda of the meeting.

The resolutions put forward at the shareholders’ general meeting should comply with the relevant laws and regulations and the Articles of Association of the Company, and there should be clear subjects for discussion and specific matters to decide on.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 69	Any shareholder who is entitled to attend and vote at a shareholders’ general meeting have the right to appoint one or more persons (whether being a shareholder or not) as his proxies to attend and vote at such meeting on his behalf. Such proxy or proxies may exercise the following rights pursuant to the authorization from that shareholder:	Any shareholder who is entitled to attend and vote at a shareholders’ general meeting have the right to appoint one or more persons (whether being a shareholder or not) as his proxies to attend and vote at such meeting on his behalf. Such proxy or proxies may exercise the following rights pursuant to the authorization from that shareholder:

(1)   the shareholder’s right to speak at the shareholders’ general meeting;

(2)   the right to demand or join in demanding a poll;

(3)   the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(1)   the shareholder’s right to speak at the shareholders’ general meeting;

(2)   the right to demand or join in demanding a poll;

(3)   the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

	The board of directors, independent directors and shareholders that meet certain requirements may make a call to the shareholders for voting rights at the shareholders’ general meeting in accordance with relevant provisions.	The board of directors, independent directors and shareholders that meet certain requirements may make a call to the shareholders for voting rights at the shareholders’ general meeting in accordance with relevant provisions.

	Information, such as precise voting preference, shall be fully disclosed to persons whose voting rights are solicited. No consideration or other form of de facto consideration shall be involved in soliciting voting rights from shareholders. The Company shall not impose any limitation related to minimum shareholdings on soliciting voting rights.	Information, such as precise voting preference, shall be fully disclosed to persons whose voting rights are solicited. No consideration or other form of de facto consideration shall be involved in soliciting voting rights from shareholders. The Company and convener of the shareholders’ general meeting shall not impose any limitation related to minimum shareholdings on soliciting voting rights.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

Insert ARTICLE 75	Not applicable	Each proposal shall be given reasonable time for discussion at the shareholders’ general meeting.

Insert ARTICLE 83	Not applicable

When voting on the election of directors or supervisors at the shareholders’ general meeting, the cumulative voting method shall be implemented where more than one director or supervisor is to be elected.

The terms of the cumulative voting system mentioned above refers to the following: when voting to elect directors or supervisors at the shareholders’ general meeting, each share has the same number of voting rights equal to the number of directors or supervisors to be elected. The shareholder’s voting rights may be used in a cumulative way.

For details of the rules for implementing the cumulative voting method in the shareholders’ general meeting, please refer to the Rules for the Implementation of Cumulative Voting of Guangshen Railway Company Limited.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 85 be amended as ARTICLE 87	Shareholders calling for an extraordinary general meeting or a class meeting shall follow the following procedures:	Shareholders calling for an extraordinary general meeting or a class meeting shall follow the following procedures:

(1)   Shareholder(s) individually or collectively holding an aggregate of 10 per cent or more of the shares carrying the right to vote at the proposed meeting may sign one or more written request(s) requiring the board of directors to convene an extraordinary general meeting or a class meeting and stating the object of the meeting therein. The board of directors shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting thereof after receiving such request.

(1)   Shareholder(s) individually or collectively for ninety consecutive days holding an aggregate of 10 per cent or more of the shares carrying the right to vote at the proposed meeting may sign one or more written request(s) requiring the board of directors to convene an extraordinary general meeting or a class meeting and stating the object of the meeting therein. The board of directors shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting thereof after receiving such request.

	The number of shares held by the above shareholders shall be calculated as at the date of such request.	The number of shares held by the above shareholders shall be calculated as at the date of such request.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

(2)   If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of such request, the shareholders making such request may convene such a meeting themselves within four (4) months of the date of receipt of such request by the board of directors. Procedures to be followed shall be as similar as possible as that in which shareholders’ meetings are to be convened by the board of directors.

Any expenses reasonably incurred by such shareholders as a result of convening any such meeting due to the failure of the board of directors in convening such meeting shall be reimbursed by the Company and any sum so repaid shall be offset against any sum owed by the Company to the directors in default.

(2)   If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of such request, or the board of directors is unable to perform or fails to perform its duty of convening the meeting, the meeting shall be convened and presided over by the supervisory committee; and if the supervisory committee fails to do so, the shareholders making such request may convene such a meeting themselves within four months of the date of receipt of such request by the board of directors. Procedures to be followed shall be as similar as possible as that in which shareholders’ meetings are to be convened by the board of directors.

Any expenses reasonably incurred by such shareholders as a result of convening any such meeting due to the failure of the board of directors in convening such meeting shall be reimbursed by the Company and any sum so repaid shall be offset against any sum owed by the Company to the directors in default.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 100 be amended as ARTICLE 102	Directors shall be elected at the shareholders’ general meeting and serve a term of 3 years. A director may serve consecutive terms if re- elected upon the expiration of his term.	Directors shall be elected at the shareholders’ general meeting and serve a term of 3 years. A director may serve consecutive terms if re- elected upon the expiration of his term.

	The written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall be delivered no earlier than the day after the dispatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.	The written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall be delivered no earlier than the day after the dispatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The Chairman of the board shall be elected and removed by the approval of more than half of all the directors of the board. The Chairman of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of his term.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiration of his term of office (but without prejudice to any claim for damages under any contract) at the shareholders’ general meeting.

The Company shall disclose the detailed information of the director candidates before the shareholders’ general meeting for shareholders’ sufficient understanding of the candidates. The director candidate shall before the announcement of the shareholders’ general meeting make a written undertaking to accept the nomination, undertake for the truthfulness, accuracy and completeness of his information publicly disclosed and ensure the performance of the director’s duties after being elected.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

	The directors shall not be required to hold shares of the Company. Chairman and the Secretary of the Working Committee of the Party shall be the same person.	The Chairman of the board shall be elected and removed by the approval of more than half of all the directors of the board. The Chairman of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of his term.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiration of his term of office (but without prejudice to any claim for damages under any contract) at the shareholders’ general meeting.

The directors shall not be required to hold shares of the Company.

Chairman and the Secretary of the Working Committee of the Party shall be the same person.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 101 be amended as ARTICLE 103	The directors of the Company shall include independent directors and at least one-third of the board members shall be independent directors.	The directors of the Company shall include independent directors and at least one-third of the board members shall be independent directors.

An independent director refers to a director who does not act in other capacities in the Company other than as a director, and who does not have any relationship with the Company or its substantial shareholders which may affect the director in making independent and objective judgment.

(1)   The board of directors, supervisory committee of the Company or shareholder(s), individually or collectively holding 1 per cent or more of the issued shares of the Company may nominate a candidate as independent director which shall be elected at a shareholders’ general meeting.

     Independent directors shall serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term. However, an independent director shall not consecutively hold the office for more than six years.

An independent director refers to a director who does not act in other capacities in the Company other than as a director and special committee member of the board of directors, and who does not have any relationship with the Company or its substantial shareholders which may affect the director in making independent and objective judgment.

(1)   The board of directors, supervisory committee of the Company or shareholder(s), individually or collectively holding 1 per cent or more of the issued shares of the Company may nominate a candidate as independent director which shall be elected at a shareholders’ general meeting.

     Independent directors shall serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term. However, an independent director shall not consecutively hold the office for more than six years.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

(2)   The board of directors may propose to the shareholders’ general meeting to remove any independent director who is absent from the board meetings for three consecutive times. Except where a person shall not act as a director as stipulated in the Company Law, an independent director shall not be removed before expiration of his term without any reason. In the event of early removal from office, the Company shall disclose the same as a special disclosure matter. Should the independent director being removed from office consider the reason of removal to be improper, a public statement may be made.

(3)   An independent director may resign before the expiration of his term. The independent director shall submit a written notice of resignation to the board of directors, and he shall state any matter that is related to his resignation or which he considers it necessary to bring to the attention of the shareholders and creditors of the Company. Should the resignation of the independent director cause the ratio of independent directors in the board of directors of the Company to fall below one-third, the resignation of the independent director shall become effective after the vacancy is filled by the succeeding independent director.

(2)   The board of directors may propose to the shareholders’ general meeting to remove any independent director who is absent from the board meetings for three consecutive times. Except where a person shall not act as a director as stipulated in the Company Law, an independent director shall not be removed before expiration of his term without any reason. In the event of early removal from office, the Company shall disclose the same as a special disclosure matter. Should the independent director being removed from office consider the reason of removal to be improper, a public statement may be made.

(3)   An independent director may resign before the expiration of his term. The independent director shall submit a written notice of resignation to the board of directors, and he shall state any matter that is related to his resignation or which he considers it necessary to bring to the attention of the shareholders and creditors of the Company. Should the resignation of the independent director cause the ratio of independent directors in the board of directors of the Company to fall below one-third, the resignation of the independent director shall become effective after the vacancy is filled by the succeeding independent director.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

(4)   An independent director shall have the following special duties:

(i) a connected transaction of which the total consideration accounts for more than 5 per cent of the latest audited net asset value of the Company shall be approved by the independent directors before submission to the board of the directors for discussion;

(ii)  to propose to the board of directors the engagement or removal of accountants;

(iii)  to propose to the board of directors the convening of an extraordinary general meeting;

(iv) to propose the convening of a board meeting;

(v)   to engage external auditors or consultants independently;

(vi) should a matter proposed for discussion at a shareholders’ general meeting by the board require independent financial report by an independent financial adviser, the independent financial adviser shall be engaged by the independent directors;

(vii) to make a call for voting rights from the shareholders before the convening of the shareholders’ general meeting;

(4)   In addition to the general duties of directors, independent director shall have the following special duties:

(i) a connected transaction of which the total consideration accounts for more than 5 per cent of the latest audited net asset value of the Company shall be approved by the independent directors before submission to the board of the directors for discussion;

(ii)  to propose to the board of directors the engagement or removal of accountants;

(iii)  to propose to the board of directors the convening of an extraordinary general meeting;

(iv) to propose the convening of a board meeting;

(v)   to engage external auditors or consultants independently;

(vi) should a matter proposed for discussion at a shareholders’ general meeting by the board require independent financial report by an independent financial adviser, the independent financial adviser shall be engaged by the independent directors;

(vii) to make a call for voting rights from the shareholders before the convening of the shareholders’ general meeting;

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

	(viii) to make independent opinions on significant events of the Company. To exercise the above duties, independent directors shall obtain approval of more than half of all independent directors.	(viii) to make independent opinions on significant events of the Company. To exercise the above duties, independent directors shall obtain approval of more than half of all independent directors.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 117 be amended as ARTICLE 119	The secretary to the board of directors of the Company shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors. The primary responsibilities of the secretary of the board of directors are:	The secretary to the board of directors of the Company shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors. The primary responsibilities of the secretary of the board of directors are:

(1)   to organize shareholders’ general meetings and meetings of the board of directors of the Company;

(2)   to keep documents and minutes of shareholders’ general meetings and meetings of the board of directors; to ensure that the Company prepares and submits the required reports and documents to relevant authorities in accordance with laws, and that the persons entitled to obtain the Company’s relevant records and documents may receive such records and documents without delay;

(3)   to maintain information of the shareholders of the Company and to ensure that the Company’s register of members is properly maintained;

(4)   to handle information disclosure issues.

(1)   to organize shareholders’ general meetings and meetings of the board of directors of the Company;

(2)   to keep documents and minutes of shareholders’ general meetings and meetings of the board of directors; to ensure that the Company prepares and submits the required reports and documents to relevant authorities in accordance with laws, and that the persons entitled to obtain the Company’s relevant records and documents may receive such records and documents without delay;

(3)   to maintain information of the shareholders of the Company and to ensure that the Company’s register of members is properly maintained;

(4)   to handle information disclosure issues;

(5)   deal with investor relationship matters.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 118 be amended as ARTICLE 120	Directors or other senior administrative officers of the Company may hold the office of the secretary of the board of directors concurrently. The accountant(s) of the accounting firm retained by the Company shall not act as the secretary of the board of directors.	Directors or other senior administrative officers of the Company may hold the office of the secretary of the board of directors concurrently. The accountant(s) of the accounting firm retained by the Company shall not act as the secretary of the board of directors.

	Where the office of secretary of the board of directors is held by a director, and an act is required to be done by a director and the secretary of the board of directors separately, such person who concurrently holds the office of director and secretary of the board of the directors shall not perform the act in dual capacity.	Where the office of secretary of the board of directors is held by a director, and an act is required to be done by a director and the secretary of the board of directors separately, such person who concurrently holds the office of director and secretary of the board of the directors shall not perform the act in dual capacity.

As a senior administrative officer of a listed company, the secretary of the board has the right to take part in related meetings, inspect related files and understand the financial and operational situation of the Company in order to carry out his duties. The board of directors and other senior administrative officers shall support the work of the secretary of the board. No other institute or individual shall interfere with the secretary of the board to duly carry out his duties.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

Insert ARTICLE 121	Not applicable

The special committees of the Company are responsible to the board of directors and to carry out duties in accordance with the Articles of Association and authorization by the board of directors. The proposals of the special committees shall be delivered to the board of directors for approval.

The special committees shall entirely consist of directors, with the audit committee, nomination committee, and remuneration and assessment committee (if any) consisting a majority of independent directors who shall also take the role of convener, and the convener of the audit committee shall be a professional accountant.

The special committees may hire agents to provide professional advice. The fees incurred by the special committees for carrying out its duties shall be borne by the Company.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 149 be amended as ARTICLE 152	The Company shall, with the prior approval of shareholders’ general meeting, enter into a contract in writing with a director or supervisor in respect of remuneration. The remuneration matters as aforesaid shall include:	The Company shall, with the prior approval of shareholders’ general meeting, enter into a contract in writing with a director or supervisor in respect of remuneration. The remuneration matters as aforesaid shall include:

(1)   remuneration for acting as a director, supervisor or senior administrative officer of the Company;

(2)   remuneration for acting as a director, supervisor or senior administrative officer of a subsidiary of the Company;

(3)   remuneration for the provision of other services in the management of the Company and its subsidiaries;

(4)   the payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

(1)   remuneration for acting as a director, supervisor or senior administrative officer of the Company;

(2)   remuneration for acting as a director, supervisor or senior administrative officer of a subsidiary of the Company;

(3)   remuneration for the provision of other services in the management of the Company and its subsidiaries;

(4)   the payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

	Except under a contract entered into in accordance with the foregoing, no legal proceedings shall be instituted by directors or supervisors against the Company for any benefits they may receive in respect of the aforesaid matters.	Except under a contract entered into in accordance with the foregoing, no legal proceedings shall be instituted by directors or supervisors against the Company for any benefits they may receive in respect of the aforesaid matters.

The contract entered into between the Company and a director shall specify the rights and obligations between the parties, the term of service of director, the liabilities of director for breach of the law or the Article of Association, and compensation payable for early termination of such contract by the Company.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 165 be amended as ARTICLE 168	The policy of profit distribution in the Company shall be as follows:	The policy of profit distribution in the Company shall be as follows:

(1)   Based on the principles of offering reasonable investment return to shareholders and meeting reasonable capital requirements of the Company, the Company shall distribute dividends in a proactive manner. The dividends distribution policy of the Company shall be continuous and stable.

(2)   Dividends can be paid by way of cash, shares or other ways permitted by law and regulations. If there are no significant investment plans or significant expenses in cash, the Company shall distribute dividends by way of cash.

(1)   Based on the principles of offering reasonable investment return to shareholders and meeting reasonable capital requirements of the Company, the Company shall distribute dividends in a proactive manner. The dividends distribution policy of the Company shall be continuous and stable.

(2)   Dividends can be paid by way of cash, shares or other ways permitted by law and regulations. If there are no significant investment plans or significant expenses in cash, the Company shall distribute dividends by way of cash.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

(3)   Under the aforesaid condition of dividends distribution in cash, the Company principally shall distribute dividends in cash once each year and the annual dividend distribution rate shall not be less than 30 percent. Within three consecutive years, the accumulated profits distributed in cash shall be not less than 30 percent of the three-year average annual distributable profits. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50 percent of the distributable profits as stated in the interim profits statement of the Company. The Company may distribute interim dividends in cash.

(4)   Upon occurrence of any illegal appropriation of the Company’s funds by shareholders, the Company shall deduct the cash dividend payable to such shareholders to make up for the funds appropriated by such shareholders.

(3)   Under the aforesaid condition of dividends distribution in cash, the Company principally shall distribute dividends in cash once each year and the annual dividend distribution rate shall not be less than 30 percent. Within three consecutive years, the accumulated profits distributed in cash shall be not less than 30 percent of the three-year average annual distributable profits. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50 percent of the distributable profits as stated in the interim profits statement of the Company. The Company may distribute interim dividends in cash.

(4)   Upon occurrence of any illegal appropriation of the Company’s funds by shareholders, the Company shall deduct the cash dividend payable to such shareholders to make up for the funds appropriated by such shareholders.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

(5)   When it is necessary for the Company to adjust its profit distribution policy, based on the circumstances of production and operation, investment plans and needs of long-term development, the adjusted profit distribution policy shall not violate the provisions of relevant laws and regulations.

(6)   The Company shall disclose the information related to implementation of the cash dividend policy and other relevant circumstances in its periodical reports in accordance with relevant provisions.

(5)   When it is necessary for the Company to adjust its profit distribution policy, based on the circumstances of production and operation, investment plans and needs of long-term development, the adjusted profit distribution policy shall not violate the provisions of relevant laws and regulations.

(6)   The Company shall disclose the information related to implementation of the cash dividend policy and other relevant circumstances in its periodical reports in accordance with relevant provisions. When the conditions for distributing cash dividends are met but no cash dividends are declared, the reasons shall be adequately disclosed.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 180 be amended as ARTICLE 183	According to the Constitution of The Communist Party of China, the Working Committee of Guangshen Railway Company Limited of the Communist Party of China (hereinafter referred to as “the Working Committee of the Party”) shall be established. The Working Committee of the Party, as an agency of the Party Committee of Guangzhou Railway (Group) Company, shall be under the direct control of the Party Committee of Guangzhou Railway (Group) Company. One Secretary and one deputy secretary of the Working Committee of the Party shall be placed, and the number of committee members shall be determined by the approval from the Party Committee of Guangzhou Railway (Group) Company.	According to the Constitution of The Communist Party of China, the Working Committee of Guangshen Railway Company Limited of the Communist Party of China (hereinafter referred to as “the Working Committee of the Party”) shall be established. The Working Committee of the Party, as an agency of the Party Committee of China Railway Guangzhou Group Co., Ltd., shall be under the direct control of the Party Committee of China Railway Guangzhou Group Co., Ltd.. One Secretary and one deputy secretary of the Working Committee of the Party shall be placed, and the number of committee members shall be determined by the approval from the Party Committee of China Railway Guangzhou Group Co., Ltd..

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

ARTICLE 183 be amended as ARTICLE 186	The Working Committee of the Party shall execute political, thoughtful and organizational leadership, and hold the general direction, control the general situation and ensure the implementation.	The Working Committee of the Party shall execute comprehensive leadership, lead the general direction, take control of the overall situation, ensure proper implementation, and play a leading role in the Company.

(1)   Play a critical role in politics, mainly including the supervision of the actual implementation of the Party and the national policies, the participation in the Company’s major decision-making process, the implementation of placing human resources and talents under Party supervision, the enhancement of the Company’s leadership supervision, and the leadership of the Company’s ideological and political work and the construction of spiritual civilization.

(2)   The Working Committee of the Party shall study and decide any important matters relating to the Party’s construction and ideological and political work, major appointment and removal and Party-civil work and any proposed important item planned to be deliberated or approved by the congress of employee representatives. The Working committee of the Party shall study and discuss major issues in operation and management.

(1)   Supervise that the Party’s and national policies are implemented thoroughly, discuss and decide on the Company’s major issues in accordance with the relevant provisions, the implementation of placing human resources and talents under Party supervision, the enhancement of the Company’s leadership supervision, the enhancement of the construction of the Party organization, and the leadership of the Company’s ideological and political work and the construction of spiritual civilization, as well as construction of the labour union, the communist youth league and other group organizations.

(2)   The Working Committee of the Party shall study and decide any important matters relating to the Party’s construction and ideological and political work, major appointment and removal and Party-civil work and any proposed important item planned to be deliberated or approved by the congress of employee representatives. The Working committee of the Party shall study and discuss major issues in operation and management.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

(3)   The general procedures for the Working Committee of the Party to participate in the Company’s decision-making process are: the Working Committee of the Party meeting is convened to discuss major issues put forward by the board of directors and the management and make opinions and suggestions; the Working Committee of the Party can put forward additional proposals for the decision of the board of directors and the management when necessary; the members of Working Committee of the Party holding the office of directors and the management, in particular serving as of Chairman and General Manager of the Company, shall communicate with the board of directors, the management and other members about the relevant opinions put forward by the Working Committee of the Party before such proposal is formally submitted; the members of Working Committee of the Party holding the office of directors or management of the Company shall express relevant opinions and suggestions on behalf of the Working Committee of the Party during the decision-making process of the board of directors and the management, and report the decision to the Working Committee of the Party in a timely manner.

(3)   The general procedures for the Working Committee of the Party to participate in the Company’s decision-making process are: the Working Committee of the Party meeting is convened to discuss major issues put forward by the board of directors and the management and make opinions and suggestions; the Working Committee of the Party can put forward additional proposals for the decision of the board of directors and the management when necessary; the members of Working Committee of the Party holding the office of directors and the management, in particular serving as of Chairman and General Manager of the Company, shall communicate with the board of directors, the management and other members about the relevant opinions put forward by the Working Committee of the Party before such proposal is formally submitted; the members of Working Committee of the Party holding the office of directors or management of the Company shall express relevant opinions and suggestions on behalf of the Working Committee of the Party during the decision-making process of the board of directors and the management, and report the decision to the Working Committee of the Party in a timely manner.

APPENDIX I	AMENDMENTS TO THE ARTICES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED

Numbering of articles proposed for amendments	Original Articles of Association	Articles of Association after amendments

(4)   The Working Committee of the Party shall take the lead to comply with the regulations and rules established by the Company, and mobilize Party members and masses to implement the Company’s major decisions.

(5)   The Working Committee of the Party shall carry out the Internal Supervision Provisions of the Communist Party of China and relevant regulations; for any violation against the Party and the national polices and laws/ regulations, the Working Committee of the Party shall provide the clear opinions and feedback for the board of directors and the management of the Company. If the situation is not corrected, the Working Committee of the Party shall report to the higher Party organization in a timely manner.

(4)   The Working Committee of the Party shall take the lead to comply with the regulations and rules established by the Company, and mobilize Party members and masses to implement the Company’s major decisions.

(5)   The Working Committee of the Party shall carry out the Internal Supervision Provisions of the Communist Party of China and relevant regulations; for any violation against the Party and the national polices and laws/ regulations, the Working Committee of the Party shall provide the clear opinions and feedback for the board of directors and the management of the Company. If the situation is not corrected, the Working Committee of the Party shall report to the higher Party organization in a timely manner.

ARTICLE 187 be amended as ARTICLE 190	The Company shall provide funding of an amount no less than 0.5% of the total annual wages of employees to political works. Such expenditure shall be included in the Company’s budget management and disbursed from the Company’s management costs. The Working Committee of the Party shall be responsible for overall planning	The Company shall provide funding of an amount no less than 1% of the total annual wages of employees to Party organization works. Such expenditure shall be included in the Company’s budget management and disbursed from the Company’s management costs. The Working Committee of the Party shall be responsible for overall planning.

Note:

The numbering of articles of the Articles of Association will be re-numbered in accordance with the addition of the abovementioned articles arising from the proposed amendments to the Articles of Association.

The Articles of Association are written in Chinese. In case of any inconsistency between the Chinese and the English version, the Chinese version shall prevail.

APPENDIX II	AMENDMENTS TO THE RULES FOR THE IMPLEMENTATION OF CUMULATIVE VOTING OF THE COMPANY

Numbering of articles proposed for amendments	Original Rules for the Implementation of Cumulative Voting	Rules for the Implementation of Cumulative Voting after amendments

ARTICLE 1	In order to further improve the corporate governance structure and secure the complete exercise of interest by shareholders in accordance with the laws, these Implementation Rules are formulated in accordance with the Code of Corporate Governance for Listed Companies （《上市公司治理準則》）, Certain Provisions on Strengthening the Protection of Rights and Interests of the General Public Shareholders（《關於加強社會公眾股股東權益保護的若干規定》） and Articles of Association of Guangshen Railway Company Limited（《廣深鐵路股份有限公司章程》）（“Articles of Association”) and other relevant requirements.	In order to further improve the corporate governance structure and secure the complete exercise of interest by shareholders in accordance with the laws, these Implementation Rules are formulated in accordance with the Listing Rules of the Shanghai Stock Exchange（《上海證券交易所股票上市規則》）, the Code of Corporate Governance for Listed Companies（《上市公司治理準則》）, and Articles of Association of Guangshen Railway Company Limited（《廣深鐵路股份有限公司章程 》）(“Articles of Association”) and other relevant requirements.

ARTICLE 8	Upon the election of each category of the directors or supervisors, each shareholder may cast all its votes on a specific candidate of such category, or it may, at its own free will, spread its votes among a number of candidates. However, the number of candidates voted by a shareholder for such category shall not exceed the total number of the directors or supervisors to be elected for such category. If the number of candidates voted by a shareholder for such category exceeds the total number of the directors or supervisors to be elected for such category, the votes cast by such shareholder for such category of candidates shall be totally void.

Upon the election of each category of the directors or supervisors, each shareholder may cast all its votes on a specific candidate of such category, or it may, at its own free will, spread its votes among a number of candidates. However, the number of candidates voted by a shareholder for such category shall not exceed the total number of the directors or supervisors to be elected for such category.

When the total number of votes collectively or separately cast by a shareholder exceeds the cumulative votes held by the shareholder, the shareholder shall reconfirm the total number of votes and promptly modify that after the vote-counting personnel or the person presiding over the meeting points out the issue; otherwise, such votes shall be deemed invalid.

APPENDIX II	AMENDMENTS TO THE RULES FOR THE IMPLEMENTATION OF CUMULATIVE VOTING OF THE COMPANY

Numbering of articles proposed for amendments	Original Rules for the Implementation of Cumulative Voting	Rules for the Implementation of Cumulative Voting after amendments

ARTICLE 9	Upon the election of the directors or supervisors, a shareholder shall, at its own free will, mark a “Ö” or directly fill in the number of votes behind the name of candidates in any columns under “Agree”, “Object” or “Abstain” on the ballot paper. If the shareholder marks a “Ö” and also fills in the number of votes when electing a director or supervisor, or marks a “Ö” or fills in the number of votes behind the name of candidates in more than one column under “Agree”, “Object” or “Abstain” on the ballot paper, the votes cast by such shareholder for such category of candidates shall be totally void.

When shareholders vote, the total number of votes cast for the director or supervisor candidate shall be indicated in the voting column. All shareholders have the right to cast all votes on or allocate them between any director or supervisor candidate(s) at their own free will (proxies shall vote according to the letter of authorization).

Upon the election of directors or supervisors, if a shareholder marks a “Ö” and fill in the total number of votes behind the name of candidates, the filled-in total number of votes shall prevail for the count of votes; if a shareholder only marks a “Ö” without filling in the total number of votes, it shall be deemed that the shareholder has cast all votes to the candidate or allocated all votes to the candidates in equal share.

APPENDIX II	AMENDMENTS TO THE RULES FOR THE IMPLEMENTATION OF CUMULATIVE VOTING OF THE COMPANY

Numbering of articles proposed for amendments	Original Rules for the Implementation of Cumulative Voting	Rules for the Implementation of Cumulative Voting after amendments

ARTICLE 10	Upon the election of each category of the directors or supervisors, if a ballot paper is deemed as valid, then the number of vote(s) for each “Ö” on such ballot paper is equal to the total number of votes for such category of the directors or supervisors divided by the number of “Ö”.	When the total number votes cast on or allocated to a certain or several director or supervisor candidates by a shareholder equals or is less than the cumulative votes held by the shareholder, such voting shall be valid, but the difference between the cumulative votes and the actual votes shall be deemed as abstention votes.

Delete ARTICLE 11	Upon the election of the directors or supervisors, if a shareholder directly fills in the number of votes, the total number of votes on all candidates cast by such shareholder shall not exceed the total number of votes held by it for the election of those candidates. If not, the votes cast by it for such category of candidates shall be totally void. If the total number of votes on all candidates cast by such shareholder is less than the total number of votes held by it for the election of those candidates, the outstanding votes shall be deemed as “abstain”.	Not applicable

ARTICLE 12 be amended as ARTICLE 11	Any ballot paper that is not completed, wrongly completed or illegible or unused shall be deemed as the giving up of voting rights on the part of the elector and its vote shall be counted as “abstain”.	Any ballot paper that is not completed, wrongly completed or illegible or unused shall be deemed as the giving up of voting rights on the part of the elector and its vote shall be deemed as invalid.

ARTICLE 13 be amended as ARTICLE 12

Principles for the election of director or supervisor

(1)   A candidate shall be elected provided that he/she acquires half of the total voting shares or more as held by the shareholders present at the shareholders’ general meeting and the number of votes in favour of him/her is more than the number of votes against him/her;

Principles for the election of director or supervisor

(1)   A candidate shall be elected provided that he/she acquires half of the total voting shares or more as held by the shareholders present at the shareholders’ general meeting;

APPENDIX II	AMENDMENTS TO THE RULES FOR THE IMPLEMENTATION OF CUMULATIVE VOTING OF THE COMPANY

Numbering of articles proposed for amendments	Original Rules for the Implementation of Cumulative Voting	Rules for the Implementation of Cumulative Voting after amendments

(2)   However, if the number of the directors or supervisors of a particular category being elected in compliance with section (1) as set out above is more than the number of the directors or supervisors required to be elected, each director or supervisor of such category shall be ranked according to the difference between the votes for and against him/her. Any candidate with the largest number of votes shall be elected until the required number of the directors or supervisors are elected. If two or more candidates of such category acquires the same number of for-minus-against votes, then all those candidates shall be elected unless, as a result of which, the total number of the directors or supervisors of such category being elected exceeds the required number. In such circumstances, those candidates having the same number of for- minus-against votes but are not deemed to be elected as set out above shall enter the second round of voting for such category;

(2)   However, if the number of the directors or supervisors of a particular category being elected in compliance with section (1) as set out above is more than the number of the directors or supervisors required to the elected, each director or supervisor of such category shall be ranked according to the votes cast for them. Any candidate with the largest number of votes shall be elected until the required number of the directors or supervisors are elected. If two or more candidates of such category acquires the same number of votes, then all those candidates shall be elected unless, as a result of which, the total number of the directors or supervisors of such category being elected exceeds the required number. In such circumstances, those candidates having the same number of votes are not deemed to be elected as set out above shall enter the second round of voting for such category;

APPENDIX II	AMENDMENTS TO THE RULES FOR THE IMPLEMENTATION OF CUMULATIVE VOTING OF THE COMPANY

Numbering of articles proposed for amendments	Original Rules for the Implementation of Cumulative Voting	Rules for the Implementation of Cumulative Voting after amendments

(3)   If the number of the directors or supervisors of a particular category being elected in compliance with section (1) as set out above is less than the number of the directors or supervisors required to be elected, then those complying candidates shall be elected while the remaining candidates shall enter into the second round of voting for such category. In the second round of voting for all categories of the directors and supervisors, the total number of votes entitled by a shareholder shall be the cumulative number of seats to be elected for such category in the second round of election;

(4)   If the number of the directors or supervisors being elected in the second round of voting for a particular category as set out above is less than the required number but amounts to two- thirds or more of the board of directors or supervisors as required under the Articles of Association, any empty seats shall be filled in the election of the next shareholders’ general meeting. If the number of the directors or supervisors being elected is less than two-thirds of the board of directors or supervisors as required under the Articles of Association, then a shareholders’ general meeting shall be convened for the election of any empty seats of the directors or supervisors within two months following the end of this meeting.

(3)   If the number of the directors or supervisors of a particular category being elected in compliance with section (1) as set out above is less than the number of the directors or supervisors required to be elected, then those complying candidates shall be elected while the remaining candidates shall enter into the second round of voting for such category. In the second round of voting for all categories of the directors and supervisors, the total number of votes entitled by a shareholder shall be the cumulative number of seats to be elected for such category in the second round of election;

(4)   If the number of the directors or supervisors being elected in the second round of voting for a particular category as set out above is less than the required number but amounts to two- thirds or more of the board of directors or supervisors as required under the Articles of Association, any empty seats shall be filled in the election of the next shareholders’ general meeting. If the number of the director or supervisors being elected is less than two-thirds of the board of directors or supervisors as required under the Articles of Association, then a shareholders’ general meeting shall be convened for the election of any empty seats of the directors or supervisors within two months following the end of this meeting.

APPENDIX II	AMENDMENTS TO THE RULES FOR THE IMPLEMENTATION OF CUMULATIVE VOTING OF THE COMPANY

Note:

The numbering of articles of the Rules for the Implementation of Cumulative Voting will be re-numbered in accordance with the deletion of the abovementioned articles arising from the proposed amendments to the Rule for the Implementation of Cumulative Voting.

The Rules for the Implementation of Cumulative Voting are written in Chinese. In case of any inconsistency between the Chinese and the English version, the Chinese version shall prevail.